Exhibit 99.1

July 11, 2019

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: Hydrogenics Corporation

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Special Meeting of Shareholders:

Date of meeting:	August 29, 2019
Record date for notice:	July 15, 2019
Record date for voting:	July 15, 2019
Beneficial ownership determination date:	July 15, 2019
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Larry Calixtro

Associate Manager, Trust Central Services